P.O. Box 2600Valley Forge, PA 19482vanguard.com

September 10, 2021

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commissionvia electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:Vanguard Specialized Funds

File No. 002-88116

Post-Effective Amendment No. 111

Vanguard Whitehall Funds

File No. 333-64845

Post-Effective Amendment No. 90

Dear Ms. Larkin,

This letter responds to your comments provided on August 27, 2021, to the above-referenced post-effective amendments. The comments apply to Vanguard Dividend Appreciation Index Fund, a series of Vanguard Specialized Funds, and to Vanguard International Dividend Appreciation Index Fund, a series of Vanguard Whitehall Funds.

Vanguard International Dividend Appreciation Index Fund

Comment 1:	Principal Investment Strategies
Comment:	In the first sentence of the principal investment strategies, please clarify that the S&P Global Ex-U.S. Dividend Growers Index consists of common stocks.

Response:	The Fund’s prospectus has been revised accordingly.

Comment 2:Principal Investment Strategies

Comment:	Please review the Fund’s holdings and, if appropriate, revise the disclosure to distinguish between emerging markets and frontier markets.

Response:

The Fund has reviewed its holdings and believes that the current disclosure covering investments in emerging and developed markets is appropriate.  Based on these holdings, the Fund respectfully declines to add frontier markets disclosure at this time.

Comment 3:	Principal Investment Strategies
Comment:

The Fund’s principal investment strategies state that the Fund invests “… all, or substantially all, of its assets in the broadly diversified collection of securities that make up the Index . . . .”  Please confirm whether the use of “broadly diversified” is appropriate based on the Fund’s holdings.

Response:	The Fund has revised the identified sentence to remove the reference to broadly diversified.

Comment 4:Principal Risks

Comment:	Please add a concentration risk if the Fund will concentrate as a result of tracking an index to the extent that the index concentrates.

Response:

The Fund’s principal risks include an Asset Concentration Risk, which describes the risks to the Fund of tracking an index that may concentrate.  Therefore, the Fund believes that the prospectus already contains the necessary concentration risk disclosure and respectfully declines to add additional concentration risk disclosure at this time.

Comment 5:Principal Risks

Comment:

We note that the Fund has an investment strategy to track an index with significant exposure to non-US companies and emerging and frontier markets.  Please provide disclosure with respect to the following risks associated with this investment strategy or explain to us why such disclosure would not be appropriate: (1) The potential for errors in index data, index computation, and/or index construction if information on non-U.S. companies is unreliable or outdated or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing, and financial recordkeeping standards. (2) The potential significance of such errors on the Fund’s performance. (3) Limitations on the fund adviser’s ability to oversee the index providers due diligence process over index data prior to its use in index computation, construction, and/or rebalancing. (4) The rights and remedies of the fund against non-US companies associated with investments in the fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.

Response:

The Fund respectfully notes that risks related to tracking an index and investing in emerging markets are disclosed throughout the Summary Prospectus, Statutory Prospectus, and Statement of Additional Information. For example, the “Investing in Index Funds” section of the Statutory Prospectus explains how indexing functions and discusses the effect of errors in indexes on the Fund.

The Fund has revised “Emerging Markets Risk” included in the Principal Risks to:

• Emerging markets risk, which is the chance that the stocks of companies located in emerging markets will be substantially more volatile, and substantially less liquid, than the stocks of companies located in more developed foreign markets because, among other factors, emerging markets can have greater custodial and operational risks; less developed legal, tax, regulatory, financial reporting, accounting and recordkeeping systems; and greater political, social, and economic instability than developed markets.

Additionally, the Fund has revised its discussion of emerging markets risk in the Statutory Prospectus to:

The Fund is subject to emerging markets risk, which is the chance that the stocks of companies located in emerging markets will be substantially more volatile, and substantially less liquid, than the stocks of companies located in more developed foreign markets because, among other factors, emerging markets can have greater custodial and operational risks; less developed legal, tax, regulatory, financial reporting, accounting and recordkeeping systems; and greater political, social, and economic instability than developed markets. Additionally, information regarding companies located in emerging markets may be less available and less reliable, which can impede the ability to evaluate such companies.

Finally, the Fund has revised “Foreign Securities – Emerging Markets Risk” disclosure included in the Statement of Additional Information to:

Foreign Securities—Emerging Market Risk. Investing in emerging market countries involves certain risks not typically associated with investing in the United States, and it imposes risks greater than, or in addition to, risks of investing in more developed foreign countries. These risks include, but are not limited to, the following: nationalization or expropriation of assets or confiscatory taxation; currency devaluations and other currency exchange rate fluctuations; greater social, economic, and political uncertainty and instability (including amplified risk of war and terrorism); more substantial government involvement in the economy; less government supervision and regulation of the securities markets and participants in those markets and possible arbitrary and unpredictable enforcement of securities regulations and other laws, which may increase the risk of market manipulation; controls on foreign investment and limitations on repatriation of invested capital and on the fund’s ability to exchange local currencies for U.S. dollars; unavailability of currency-hedging techniques in certain emerging market countries; generally smaller, less seasoned, or newly organized companies; differences in, or lack of, corporate governance, accounting, auditing, record keeping and financial reporting standards, which may result in unavailability of material information about issuers and impede evaluation of such issuers; difficulty in obtaining and/or enforcing a judgment in a court outside the United States; and greater price volatility, substantially less liquidity, and significantly smaller market capitalization of securities markets. Also, any change in the leadership or politics of emerging market countries, or the countries that exercise a significant influence over those countries, may halt the expansion of or reverse the liberalization of foreign investment policies now occurring and adversely affect existing investment opportunities. Furthermore, high rates of inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries. Custodial expenses and other investment-related costs are often more expensive in emerging market countries, which can reduce a fund’s income from investments in securities or debt instruments of emerging market country issuers.  Additionally, information regarding companies located in emerging markets may be less available and less reliable, which can impede the ability to evaluate such companies.  There may also be limited regulatory oversight of certain foreign sub-custodians that hold foreign securities subject to the supervision of a fund’s primary U.S.-based custodian.  A fund may be limited in its ability to recover assets if a foreign sub-custodian becomes bankrupt or otherwise unable or unwilling to return assets to the fund, which may expose the fund to risk, especially in circumstances where the fund’s primary custodian may not be contractually obligated to make the fund whole for the particular loss.

Vanguard Dividend Appreciation Index Fund and Vanguard International Dividend Appreciation Index Fund

Comment 6:	Principal Investment Strategies
Comment:	To the extent that the Funds intend to have the ability to exceed the limits of a diversified investment company, please include the relevant disclosure.

Response:	The Funds do not intend to have such ability and, therefore, have not included the relevant disclosure.

Comment 7:	Security Selection
Comment:	Please include the number of index constituents in each Fund’s target index.

Response:	Each Fund’s prospectus disclosure has been modified accordingly.

Comment 8:	Security Selection
Comment:	Please supplementally explain modified market-capitalization-weighted index.

Response:

Modified market-capitalization weighted index is an approach to weighting that is built around pure market capitalization weighting but with adjustments. In the case of these funds, eligible constituents are market cap weighted up to a maximum constituent weight of 4% at annual rebalance. This weight then floats with market movements intra-rebalance and may exceed 4% due to appreciation. Any constituent in excess of 4% at the time of a rebalance will have its weight trimmed to the maximum 4%, with the remaining weight reallocated pro-rata across the portfolio.

Comment 9:	Statement of Additional Information
Comment:

Please add disclosure in each Fund’s registration statement stating that any limitations on a shareholder’s right to bring an action in Federal Court do not apply to claims arising under the federal securities laws.

Response:	Each Fund’s SAI has been revised accordingly under “Characteristics of the Funds’ Shares”.

Comment 10:	Part C
Comment:

Section 10 of each Fund’s Amended and Restated Agreement and Declaration of Trust, as amended, covers derivative actions.  Please describe Section 10 in an appropriate place in each Fund’s Prospectus and note that Section 10(b) and the reimbursement requirement of Section 10(c) do not apply to claims arising under the federal securities laws.

Response:

In response to the SEC’s comment, the Funds, and if appropriate, the Funds’ Boards of Directors, will undertake a review of Section 10(b) and (c) of each Fund’s Declaration of Trust.  After completion of such review, each Fund will include a description of Section 10 in its prospectus.

Comment 11:	Part C
Comment:

Each Fund’s Bylaws include an exclusive federal forum provision.  Please disclose this provision in an appropriate place in each Fund’s Prospectus and the corresponding shareholder risk of this provision.

Response:	Each Fund’s Prospectus has been revised accordingly under “Additional Information”.

Please contact me at laura_bautista@vanguard.com with any questions or comments regarding the above response.

Sincerely,

/s/ Laura A. Bautista

Laura A. Bautista

Associate Counsel

The Vanguard Group, Inc.